UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

CONTENTS

Appointment of Alwin Epple

On April 29, 2024, the board of directors (the “Board”) of ads-tec Energy PLC (the “Company”) appointed Mr. Alwin Epple as a new Class I member of the Board, effective immediately. Mr. Epple will also serve as a member of the Audit Committee and Compensation Committee of the Board beginning in early May.

Mr. Epple has served as Chairman of the Advisory Board for AMANN & Söhne GmbH & Co.KG, a worldwide operating manufacturer of industrial sewing threads and embroidery yarns, and as a member of the Board of Management of Hanns A. Pielenz-Stiftung, a non-profit foundation, since 2016. Additionally, from 2016 through 2023, Mr. Epple served as the Chief Audit Executive of Mercedes-Benz Group AG (Daimler AG) Stuttgart/Germany, Detroit/USA, and Beijing/China. Mr. Epple studied economics at Eberhard-Karls-University Tübingen and has participated in multiple executive management training sessions at Harvard University and the Wharton School of the University of Pennsylvania.

There are no arrangements or understandings between Mr. Epple and any other person pursuant to which Mr. Epple was appointed as a director of the Company. In addition, there is no family relationship between Mr. Epple and any director or executive officer of the Company. The Board deems Mr. Epple an “independent director” as defined by Nasdaq Rule 5605(a)(2).

Additionally, the Company issued a press release announcing Mr. Epple’s appointment to the Board. A copy of that press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Incorporation by Reference

The information furnished in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281) and Form S-8 (File No. 333-263153).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 29, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 29, 2024	ADS-TEC ENERGY PLC

	By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	Chief Financial Officer

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